NEWS RELEASE

New York - AG	December 17, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Announces Proposed Sale of the Del Toro Silver Mine for up to US$60M

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce that it has entered into a definitive agreement (the "Agreement") dated December 17, 2025 to sell its 100%-owned past producing Del Toro Silver Mine located in the Municipality of Chalchihuites, Zacatecas, Mexico ("Del Toro"), to Sierra Madre Gold & Silver Ltd. ("Sierra Madre") (TSX.V:SM) (OTCQX:SMDRF) for total consideration in cash and shares of up to US$60 million (the "Transaction"), comprised of upfront consideration of US$30 million payable upon closing of the Transaction, and an additional US$30 million in delayed and contingent consideration.

TRANSACTION DETAILS

The Agreement provides that, subject to satisfaction and waiver of certain conditions described below, Sierra Madre will acquire all of the issued and outstanding shares of First Majestic Del Toro, S.A. de C.V., a wholly-owned subsidiary of First Majestic incorporated under the laws of Mexico that holds a 100% interest in Del Toro. In exchange, Sierra Madre is required to pay First Majestic the following consideration:

  At closing, US$20 million in cash and US$10 million in common shares of Sierra Madre ("Sierra Madre Shares") at a price of $1.30 per share, which is equal to the issue price of the subscription receipts under Sierra Madre's subscription receipts financing that is being undertaken in conjunction with the Transaction;
  within 18 months of closing, US$10 million in cash or, at Sierra Madre's option, Sierra Madre Shares at a price per Share equal to the market price (as determined in accordance with the policies of the TSX Venture Exchange (the "TSXV") on the day prior to issuance of the Sierra Madre Shares, subject to a maximum of 10,575,385 Sierra Madre Shares, provided that if the aggregate deemed value (based on the market price of the Sierra Madre Shares on the day prior to issuance) of the maximum number does not equal US$10 million, the remaining balance will be paid in cash;
  if, within 48 months of closing, Sierra Madre files a technical report prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") over any or all of Del Toro that demonstrates "mineral resources" of at least 100Moz AgEq or Sierra Madre issues a news release announcing "mineral resources" of at least 100Moz AgEq, an additional US$10 million in cash or, at Sierra Madre's option, Sierra Madre Shares at a price per Share equal to the market price (as determined in accordance with the policies of the TSXV) on the day prior to issuance of the Sierra Madre Shares, subject to a maximum of 10,575,385 Sierra Madre Shares, provided that if the aggregate deemed value (based on the market price of the Sierra Madre Shares on the day prior to issuance) of the maximum number of Sierra Madre Shares does not equal US$10 million, the remaining balance will be paid in cash; and

  if, within 60 months of closing, Sierra Madre achieves commercial production at Del Toro of at least 4,000 tonnes per day for 30 consecutive days, an additional US$10 million in cash or, at the option of Sierra Madre, Sierra Madre Shares at a price per Share equal to the market price (as determined in accordance with the policies of the TSXV) on the day prior to issuance of the Sierra Madre Shares, subject to a maximum of 10,575,385 Sierra Madre Shares, provided that if the aggregate deemed value (based on the market price of the Sierra Madre Shares on the day prior to issuance) of the maximum number of Sierra Madre Shares does not equal US$10 million, the remaining balance will be paid in cash.

All Sierra Madre Shares issued to First Majestic under the Transaction will be subject to a hold period ending on the date that is four months and one day following the date of issuance of the Sierra Madre Shares.  In addition, First Majestic has agreed to further contractual resale restrictions on such Sierra Madre Shares under the Agreement.  A fully copy of the Agreement will be available on Sierra Madre's SEDAR+ profile at www.sedarplus.ca within ten days of this news release.

The Transaction is conditional upon Sierra Madre completing a concurrent private placement financing raising at least CAD$40 million in gross proceeds, as well as customary conditions including the receipt by Sierra Madre of various approvals, namely acceptance by the TSXV, Mexican Antitrust approval as well as disinterested shareholder approval of Sierra Madre's shareholders pursuant to Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").  Sierra Madre has announced that it is undertaking an offering of up to CAD$50 million in subscription receipts, which it expects to be completed in January 2026.  For further details regarding Sierra Madre's financing, investors should refer to Sierra Madre's news release dated December 17, 2025 announcing the Transaction.

Sierra Madre will seek shareholder approval for the Transaction at a meeting of its shareholders that it expects to hold by the end of April 2026.  The Transaction will require approval of a simple majority of the votes cast at such shareholder meeting by shareholders of Sierra Madre present in person or represented by proxy excluding votes attached to Sierra Madre Shares held by First Majestic or any other persons required to be excluded under MI 61-101.

The Del Toro Silver Mine is a past producing silver, gold and lead operation that was placed under care and maintenance by First Majestic in January 2020. Sierra Madre is a precious metals company focused on the La Guitarra Silver Mine in the Temascaltepec mining district, Mexico, and the exploration and development of its Tepic property in Nayarit, Mexico. Sierra Madre acquired the La Guitarra mine from First Majestic in 2023 and commenced commercial production in January 2025.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements". Forward-looking statements include, but are not limited to, completion of the Transaction, the payment of the delayed and contingent consideration, the satisfaction and waiver of certain conditions, including the completion of Sierra Madre's private placement and the receipt of various approvals required by Sierra Madre, and the timing of closing. These statements are based on the Company's assumptions that all conditions to closing of the Transaction will be satisfied in a timely manner and closing will occur in the first half of 2026. These assumptions may prove to be incorrect and actual results may differ materially from those anticipated.  Actual results may vary from forward-looking statements.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the completion of Sierra Madre's private placement, the risk that the approval of the TSX Venture Exchange will not be obtained, the risk that shareholder approval will not be obtained from Sierra Madre's shareholders, risks related to the parties' ability to satisfy the conditions of closing of the Transaction, as well as those factors discussed in the section entitled "General Development of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.